Exhibit 99.2

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	43,838	48,009	38,500	130,282	113,685	153,851
2	Cost of revenues	20,116	20,389	17,748	59,081	51,308	70,421
3	Gross profit (1 - 2)	23,722	27,620	20,752	71,201	62,377	83,430
4	Selling, general and administrative expenses	12,670	13,217	12,036	37,952	36,386	48,680
5	Research and development expenses	3,949	3,662	3,668	11,220	11,945	15,607
6	Impairment of non current assets	13,200	3,560	-	16,760	128	210
7	Other income, net	(228)	(135)	(681)	(4,122)	(1,625)	(1,955)
	Total operating expenses	29,591	20,304	15,023	61,810	46,834	62,542
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	(5,869)	7,316	5,729	9,391	15,543	20,888
	Finance income	571	535	502	1,796	1,686	2,280
	Finance expense	(152)	(304)	(515)	(753)	(918)	(1,163)
9	Finance (expense)/income, net	419	231	(13)	1,043	768	1,117
10	Share of profit of equity accounted investees, net of tax	176	117	89	456	281	438
11	Profit / (loss) before tax (8 + 9 + 10)	(5,274)	7,664	5,805	10,890	16,592	22,443
12	Tax expense/(benefit), net	423	(3,261)	953	(966)	2,141	3,648
13	Profit / (loss) for the period / year (11 -12)	(5,697)	10,925	4,852	11,856	14,451	18,795
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	(34.37)	65.93	29.25	71.53	87.08	113.28
	Diluted earnings per share of Rs.5/- each	(34.37)	65.82	29.21	71.40	86.97	113.09
		(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,549	8,502	7,232	22,984	21,784	29,925
	b) Global Generics	35,927	32,816	31,347	101,725	92,519	122,903
	c) Proprietary Products	241	7,425	735	7,947	2,237	4,750
	d) Others	764	661	481	2,058	1,554	2,058
	Total	45,481	49,404	39,795	134,714	118,094	159,636
	Less: Inter-segment revenues	1,643	1,395	1,295	4,432	4,409	5,785
	Net revenue from operations	43,838	48,009	38,500	130,282	113,685	153,851

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,072	1,750	1,826	4,147	4,708	6,128
	b) Global Generics	20,910	18,200	18,049	58,117	54,916	71,924
	c) Proprietary Products	246	7,298	628	7,751	1,875	4,182
	d) Others	494	372	249	1,186	878	1,196
	Total	23,722	27,620	20,752	71,201	62,377	83,430
	Less: Selling and other un-allocable expenditure, net of other income	28,996	19,956	14,947	60,311	45,785	60,987
	Total profit / (loss) before tax	(5,274)	7,664	5,805	10,890	16,592	22,443

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1

The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 25 January 2020 and approved by the Board of Directors of the Company at their meeting held on 27 January 2020. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Impairment of intangible assets:

Total impairment charge for the quarter ended 31 December 2019 is Rs. 13,200 million, of which Rs. 11,137 million is towards impairment of gNuvaring and the balance of Rs. 2,063 million is towards other product related intangibles.

Impairment of gNuvaring

There were significant changes to the generics market of Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016,  with the launch of a generic and authorised generic versions of the product in the month of December 2019.  Due to these adverse market conditions, the Company recorded an impairment loss of Rs.11,137 million during the quarter ended 31 December 2019.   The carrying value of the asset after the impairment is Rs. 3,084 million. The said impairment pertains to the Company’s Global Generics segment.

Other intangible assets

In view of the specific triggers occurring in the quarter with respect to some of product related intangible assets forming part of  the Company's Global Generics and Proprietary products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes.Consequently, the Company recorded an amount of Rs.2,063 million as an impairment loss for the quarter ended 31 December 2019.

3

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

4

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “impairment of non-current assets”.

5

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

6

"Other income, net" for the quarter ended 30 June 2019 includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. As on 27 January 2020, the facility is undergoing inspection by the U.S. FDA.

8

Effective 1 April 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of IFRS 16, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

9

During the quarter ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income, net”.

10	The results for the quarter and nine months ended 31 December 2019 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 January 2020	Co-Chairman & Managing Director